Exhibit 12.0
MedCath Corporation
Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Fiscal Year Ended September 30,
	2003	2004		2005		2006		2007
Earnings:
Income (loss) from continuing operations before minority interest, income taxes and discontinued operations	$(51,625)	$10,890		$29,245		$26,961		$44,278
Equity method investment earnings	3,541	3,113		3,356		4,919		5,739

	(55,166)	7,777		25,889		22,042		38,539

Add:
Fixed charges	$24,901	$26,169		$32,197		$33,645		$23,118
Amortization of capitalized interest	250	329		283		250		242
Distributed income of equity investees	236	2,666		2,688		2,848		4,160
Less:
Capitalized interest	1,241	386		—		—		173
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	3,815	456		1,540		1,521		834

Earnings as adjusted	$(34,835)	$36,099		$59,517		$57,264		$65,052

Fixed Charges:
Third party interest expense	$21,950	$23,814		$30,230		$30,303		$21,286
Capitalized interest	1,241	386		—		—		173
Amortization of loan acquisition costs	1,394	1,661		1,602		2,907		1,178
Estimate of the interest within rental expense	316	308		365		435		481

Total fixed charges	$24,901	$26,169		$32,197		$33,645		$23,118

Ratio of earnings to fixed charges/ (excess of fixed charges over earnings)	$(59,736)	1.38	x	1.85	x	1.70	x	2.81	x